FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	November	……………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	November 13, 2019	By...../s/………Sachiho Tanino………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2019

[English summary with full translation of consolidated financial information]

Corrections to “CONSOLIDATED RESULTS FOR THE THIRD

QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2019”

Canon announced partial corrections to “CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2019” disclosed on October 28, 2019, as shown in the Appendix.

Appendix

Corrections

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2019

II. Financial Statements

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

*The corrected figures are underlined.

(Before correction)	Millions of yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	211
Repayments of long-term debt	(2,410)	(54,828)
Increase in short-term loans, net	132,657	1,172
Dividends paid	(171,481)	(178,159)
Repurchases and reissuance of treasury stock, net	(50,009)	(15)
Other, net	(5,195)	(3,675)

Net cash used in financing activities	(96,438)	(235,294)

(After correction)	Millions of yen
	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	211
Repayments of long-term debt	(2,410)	(54,828)
Increase in short-term loans, net	132,657	1,172
Dividends paid	(171,487)	(178,159)
Repurchases and reissuance of treasury stock, net	(50,003)	(15)
Other, net	(5,195)	(3,675)

Net cash used in financing activities	(96,438)	(235,294)